SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)
                                (AMENDMENT NO. 4)

                              APPLICA INCORPORATED
                    _________________________________________
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    _________________________________________
                         (Title of Class of Securities)

                                   03815A106
                    _________________________________________
                                 (CUSIP Number)

                                 William R. Lucas, Jr.
                          One Riverchase Parkway South
                           Birmingham, Alabama 35244
                    _________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 2006
                    _________________________________________
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               ___________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [X]
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES
                      0
 BENEFICIALLY   ----------------------------------------------------------------
                8     SHARED VOTING POWER
   OWNED BY
                     7,921,200
     EACH       ----------------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
   REPORTING
                       0
    PERSON      ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,921,200
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY
                8     SHARED VOTING POWER
   OWNED BY
                      7,921,200
     EACH             ----------------------------------------------------------
                9     SOLE DISPOSITIVE POWER
   REPORTING
                      0
    PERSON            ----------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,921,200
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    (_)
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [_]
                                                           (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           7,921,200
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING
                      0
    PERSON            ----------------------------------------------------------
               10     SHARED DISPOSITIVE POWER
     WITH
                      7,921,200
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,921,200
--------------------------------------------------------------------------------

12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       32.34%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a) [_]
                                                         (b) [X]

--------------------------------------------------------------------------------
3) SEC USE ONLY


--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           699,900
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             699,900
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    699,900
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.86%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [_]
                                                          (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           8,621,100
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             8,621,100
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,621,100
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.20%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                      [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           8,621,100
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             8,621,100
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,621,100
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       35.20%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                     (b) [X]

--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           8,621,100
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             8,621,100
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,621,100
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.20%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                     (b) [X]


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           8,621,100
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             8,621,100

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,621,100
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    35.20%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                       (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           699,900
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH
                      699,900
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       699,900

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                         [_]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.86%
--------------------------------------------------------------------------------
14)    TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC - New York, Inc.

--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_]
                                                       (b) [X]

--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS*

     AF

--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
   NUMBER OF    7     SOLE VOTING POWER

    SHARES            0
                      ----------------------------------------------------------
 BENEFICIALLY   8     SHARED VOTING POWER

   OWNED BY           699,900
                      ----------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER

   REPORTING          0
                      ----------------------------------------------------------
    PERSON      10    SHARED DISPOSITIVE POWER

     WITH             699,900

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    699,900
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.86%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO

--------------------------------------------------------------------------------

CUSIP No. 03815A106



ITEM 1. SECURITY AND ISSUER.

      Applica Incorporated (the "Issuer"), Common Stock, $0.10 par value (the "Shares")

      The address of the issuer is 3633 Flamingo Road, Miramar, Florida 33027.

ITEM 2. IDENTITY AND BACKGROUND.

     (a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), the investment manager of the Master Fund, HMC Investors, L.L.C., its managing member ("HMC Investors"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., the managing member of HCPSS ("HMCNY"), Harbert Management Corporation ("HMC"), the managing member of HMC Investors and the parent of HMCNY, Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Fund and the Special Fund, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (each of the Master Fund, Harbinger Management, HMC Investors, HMC, Special Fund, HCPSS, HMCNY, Philip Falcone, Raymond J. Harbert and Michael D. Luce may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

     The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. Each of Harbinger Management, HMC Investors and HCPSS is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. HMC is an Alabama corporation. HMCNY is a New York corporation. Each of Philip Falcone, Raymond J. Harbert and Michael D. Luce is a United States citizen. The principal business address for each of the Special Fund, HCPSS, HMCNY and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022. The principal business address for each of Harbinger Management, HMC Investors, HMC, Raymond J. Harbert and Michael D. Luce is One Riverchase Parkway South, Birmingham, Alabama 35244.

      (d) None of Philip Falcone, Raymond J. Harbert or Michael D. Luce has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date hereof the Master Fund may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 7,921,200 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 699,900 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 699,900 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 699,900 Shares.

As of the date hereof HMC may be deemed to beneficially own 8,621,100 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 8,621,100 Shares.

As of the date hereof Raymond J. Harbert may be deemed to beneficially own 8,621,100 Shares.

As of the date hereof Michael D. Luce may be deemed to beneficially own 8,621,100 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis including, without limitation, for possible synergies with their other current investments.

     David Maura, a consultant to HMC since March 2006, was previously an analyst for several financial services firms. For a number of years, in his role as an analyst, Mr. Maura discussed with representatives of the Issuer and Salton, Inc. ("Salton") the advantages of consolidating with other industry participants. On June 6, 2006, certain of the Reporting Persons acquired preferred stock of Salton convertible into approximately 15.54% of Salton's outstanding common stock. Certain of the Reporting Persons also hold debt of Salton. On June 2, 2006, Mr. Maura was elected a director of Salton. Since his election, Mr. Maura has discussed with a senior executive officer of Salton, a possible combination of Salton with the Issuer, although such discussions are not continuing.

     The Reporting Persons have been advised by Salton that Salton signed a confidentiality agreement with the Issuer containing a standstill that purports to bind Salton and its affiliates (as defined in Rule 12b-2). Neither the Reporting Persons nor Mr. Maura ever have seen a copy of the letter. Mr. Maura does not believe that he received any confidential information that may have been given by the Issuer to Salton. The Reporting Persons do not believe they are bound by the standstill, nor has the Issuer suggested anything to the contrary.

     On July 24, 2006, the Issuer announced that the Issuer, NACCO Industries, Inc. ("NACCO") and HB-PS Holding Company, Inc. ("HB-PS") had entered into definitive agreements that are intended to result in the merger of the Issuer into HB-PS (the "Merger"). On July 31, 2006, Mr. Maura called a senior officer of the Issuer about the status of the proposed Merger. The officer indicated that the Issuer was preparing a proxy statement seeking shareholder approval of the Merger. He also said the Issuer would be meeting with shareholders, including the Reporting Persons, to promote acceptance of the proposed Merger and was counting on the Reporting Persons voting their Shares in favor of the Merger. The officer raised the matter of the Florida Control Shares Act (Florida Statutes, Section 607.0902) which, among other things, purports to strip certain of the voting rights of the Shares beneficially owned and which may be acquired by the Reporting Persons, and purport to permit the issuer to purchase some or all of the Shares at fair value. The officer said that he did not believe that the Issuer currently intended to apply the Florida Control Shares Act to the Reporting Persons.

     On August 2, 2006, the Master Fund, Harbinger Management, HMC Investors, the Special Fund, HCPSS, HMCNY, HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce (the "Acquiring Person") filed an Acquiring Person Statement, attached as Exhibit C, with the Issuer pursuant to the Florida Control Shares Act seeking a vote of the Issuer's shareholders (other than the Reporting Persons and the Issuer's management) to confirm that the Shares beneficially owned and which may be acquired by the Acquiring Person have full voting rights. The Acquiring Person reserved the right to challenge the constitutionality and validity of the Florida Control Shares Act and/or the validity of any purported application thereof to the Acquiring Person.

On August 8, 2006, counsel to the Issuer told counsel to the Reporting Persons that the Issuer had received the Reporting Persons' Acquiring Persons Statement and that the issue would be on the agenda for the next special meeting of the Issuer's shareholders, at which the Merger will also be considered. Counsel to the Issuer said the Issuer disagreed with the view expressed by one of its officers that the Florida Control Shares Act was not applicable to the Reporting Persons' Shares, observing that such Act did apply to the Reporting Persons' Shares.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders, NAACO's management and directors and others regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons also reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own. Further, the Reporting Persons reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors and the shareholders of the Issuer.

Other than as set forth above, the Reporting Persons have no plan or proposal as of the date of this filing which, other than as expressly set forth above, relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

      The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Harbinger Management has the sole power to vote or direct the vote of 0
Shares; has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 7,921,200 Shares, constituting 32.34% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMC Investors has the sole power to vote or direct the vote of 0 Shares;
has the shared power to vote or direct the vote of 7,921,200 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,921,200 Shares.

HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 699,900 Shares, constituting 2.86% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 699,900
Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 699,900 Shares.

The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 699,900 Shares, constituting 2.86% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 699,900 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 699,900 Shares.

HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.


(a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 699,900 Shares, constituting 2.86% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 699,900 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 699,900 Shares.

HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 8,621,100 Shares, constituting 35.20% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

HMC as the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,621,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,621,100 Shares.

HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 8,621,100 Shares, constituting 35.20% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,621,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,621,100 Shares.

Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 8,621,100 Shares, constituting 35.20% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,621,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,621,100 Shares.

Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 8,621,100 Shares, constituting 35.20% of the Shares of the Issuer, based upon 24,492,069 Shares outstanding as of August 1, 2006.

Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,621,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 8,621,100 Shares.

Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares since the previous amendment to
Schedule 13D by the Reporting Persons are set forth in Exhibit B.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:  Agreement  between  the  Reporting  Persons  to file  jointly

Exhibit B:  Schedule of Transactions in the Shares of the Issuer

Exhibit C:  Acquiring Person Statement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Offshore Manager, L.L.C.
                  By: HMC Investors, L.L.C., Managing Member

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  HMC Investors, L.L.C.

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Special Situations Fund, L.P.
                  By: Harbinger Capital Partners Special Situations GP, LLC
                  By: HMC - New York, Inc.

                  By: /s/ DAVID A. BOUTWELL
                      --------------------------

                  Harbinger Capital Partners Special Situations GP, LLC
                  By: HMC - New York, Inc.

                  By:/s/ DAVID A. BOUTWELL
                     ---------------------------

                  HMC - New York, Inc.

                  BY: /s/ DAVID A. BOUTWELL
                     ---------------------------

                  Harbert Management Corporation

                  By: /s/ DAVID A. BOUTWELL
                     ---------------------------

                  /s/ PHILIP FALCONE
                  ------------------------------

                  Philip Falcone
                  ------------------------------

                  /s/ RAYMOND J. HARBERT
                  ------------------------------
                  Raymond J. Harbert

                  /s/ MICHAEL D. LUCE
                  ------------------------------
                  Michael D. Luce

August 8, 2006

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 4, dated August 8, 2006 relating to the Common Stock, $0.10 par value of Applica Incorporated shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Offshore Manager, L.L.C.
                     By: HMC Investors, L.L.C., Managing Member

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     HMC Investors, L.L.C.

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Special Situations Fund, L.P.
                     By: Harbinger Capital Partners Special Situations GP, LLC
                     By: HMC - New York, Inc.

                     By: /s/ DAVID A. BOUTWELL
                         --------------------------

                     Harbinger Capital Partners Special Situations GP, LLC
                     By: HMC - New York, Inc.

                     By:/s/ DAVID A. BOUTWELL
                        ---------------------------

                     HMC - New York, Inc.

                     BY: /s/ JOEL B. PIASSICK
                         --------------------------

                     Harbert Management Corporation

                     By: /s/ JOEL B. PIASSICK
                     ---------------------------

                     /s/ PHILIP FALCONE
                     ------------------------------

                     Philip Falcone
                     ------------------------------

                    /s/ RAYMOND J. HARBERT
                    -------------------------------
                    Raymond J. Harbert

                    /s/ MICHAEL D. LUCE
                    --------------------------------
                    Michael D. Luce

                    August 8, 2006

                                                                     Exhibit B

     TRANSACTIONS BY HARBERT CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                TRANSACTIONS IN THE COMMON STOCK, $0.10 PAR VALUE
                -------------------------------------------------

          Date of                Number of Shares
        Transaction              Purchase/(Sold)            Price of Shares
        -----------              -----------------          ---------------
           8/4/06                    655,200                   $4.00
           8/4/06                     10,000                   $3.9788
           8/7/06                     34,700                   $4.2751

                                    Exhibit C

                           ACQUIRING PERSON STATEMENT

Pursuant to the Florida Control Shares Act, Florida Statutes, Section 607.0902

                    ==========================================

                              APPLICA INCORPORATED
                             ---------------------
                      (NAME OF ISSUING PUBLIC CORPORATION)

                      3633 FLAMINGO ROAD, MIRAMAR, FLORIDA
                      ------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

                    ==========================================

                           HARBINGER CAPITAL PARTNERS
                   MASTER FUND I, LTD. AND OTHERS NAMED BELOW
                   ------------------------------------------
                            NAME OF ACQUIRING PERSON

                    ==========================================

                                 AUGUST 2, 2006

                    ==========================================

ITEM (a)    IDENTITY OF THE ACQUIRING PERSON:

      Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund I"), Harbinger Capital Partners Offshore Manager, L.L.C., the investment manager of the Master Fund I ("HCPO"), HMC Investors, L.L.C., its managing member ("HMCI"), Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund" and together with the Master Fund I, the "Master Funds"), Harbinger Capital Partners Special Situations GP, LLC, the general partner of the Special Fund ("HCPSS"), HMC - New York, Inc., its managing member ("HMCNY"), and Harbert Management Corporation, as the managing member of HMCI (and parent of HMCNY) ("HMC"), Philip Falcone, a shareholder of HMC and the portfolio manager of the Master Funds, Raymond J. Harbert, a shareholder of HMC, and Michael D. Luce, a shareholder of HMC (collectively the "Acquiring Person"). The Master Fund I, HCPO and HMCI are collectively referred to herein as the "Master Fund Entities" and the Special Fund, HCPSS and HMCNY are collectively referred to herein as the "Special Fund Entities."

ITEM (b)    PURPOSE OF THIS STATEMENT:

      This Acquiring Person Statement is given pursuant to Section 607.0902, of the Florida Statutes (the "Control Shares Act").

ITEM (c)    NUMBER OF SHARES OWNED:

The Acquiring Person owns, directly or indirectly, 7,921,200 shares of Common Stock of Applica Incorporated (the "Company"). Each of the entities which comprise the Master Fund Entities is deemed to beneficially own, within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), 7,921,200 shares. Each of the entities which comprise the Special Fund Entities do not currently beneficially own any shares but may acquire shares of Common Stock in the future. Philip Falcone, as the portfolio manager of the Master Funds, and HMC, together with Raymond J. Harbert and Michael D. Luce as a result of their respective ownership interests in HMC, may be deemed to beneficially own all 7,921,200 shares and to beneficially own any shares acquired by the Special Fund Entities. Each of the entities (other than the Master Funds) and persons which comprise the Acquiring Person specifically disclaim beneficial ownership in the foregoing shares except to the extent of its or his respective pecuniary interest therein.

ITEM (d)    RANGES OF VOTING POWER:

Except for the possible effect of Section 607.0902 of the Control Shares
Act, the Acquiring Person would be deemed to have voting power, as provided in
Section 607.0902 of the Control Shares Act, with respect to 7,921,200 shares of the Company's Common Stock, or approximately 32.6 percent of the issued and outstanding shares of the class (based on 24,334,569 shares outstanding as of May 1, 2006 as set forth in the Company's Form 10-Q for the quarter ended March 31, 2006), which falls within the range of one-fifth or more but less than one-third of voting power range as set forth in Section 607.0902. In addition, the Acquiring Person may acquire additional shares of the Company's Common Stock (including additional "control share acquisitions" within the meaning of Section 607.0902) pursuant to which its range of voting power may exceed both (i) the one-third or more but less than a majority of all voting power range, and (ii) the majority or more of all voting power range.

ITEM (e) PLANS WITH RESPECT TO ADDITIONAL PURCHASES OF COMMON STOCK:

With respect to additional purchases of the Company's Common Stock which the Acquiring Person may make (including without limitation any purchases which would be deemed to constitute a "control-share acquisition" within the meaning of Section 607.0902) (the "Additional Purchases"), the Acquiring Person:

(1) intends to conduct any such Additional Purchases at prevailing market rates over the public markets or in privately-negotiated transactions with other shareholders; and

(2) represents that if consummated, all such Additional Purchases will not be contrary to law and that it has the financial capacity to make all such Additional Purchases out of funds currently owned by the Master Funds without the necessity of borrowing any funds. The Acquiring Person bases its statement regarding compliance with law on its intended compliance with applicable state and federal laws, including federal securities laws.

OTHER CONSIDERATIONS:

      The Acquiring Person reserves the right to challenge the constitutionality and validity of the Florida Control Share Act and/or the validity of any purported application thereof to the Acquiring Person.